FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
☒	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.......................0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* Smith Lawrence S.	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation: CMCSA and CMCSK	6. Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

     ☐ Director                    ☐ 10% Owner
     ☒ Officer                     ☐ Other (specify below)
        (give title below)

Executive Vice President and Co-Chief Financial Officer
(Last) (First) (Middle) Comcast Corporation 1500 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 18, 2002
(Street) Philadelphia PA 19102				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Special Common Stock	11/18/02		D		112,446.8180	D	(1)	0	D
Class A Special Common Stock	11/18/02		D		6,613	D	(1)	0	I	By GRAT

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)(1)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares (1)
Option to Purchase Special Common Stock	$6.0417	11/18/02		D			16,551	Immediately	1/06/2003	Class A Special Common Stock	16,551	(1)	0	D
Option to Purchase Special Common Stock	$6.0417	11/18/02		D			1,449	Immediately	7/06/2003	Class A Special Common Stock	1,449	(1)	0	D
Option to Purchase Special Common Stock	$10.5834	11/18/02		D			11,100	(2)	1/10/2004	Class A Special Common Stock	11,100	(1)	0	D
Option to Purchase Special Common Stock	$10.5834	11/18/02		D			49,312	(3)	7/10/2004	Class A Special Common Stock	49,312	(1)	0	D
Option to Purchase Special Common Stock	$9.5625	11/18/02		D			37,214	(4)	7/10/2004	Class A Special Common Stock	37,214	(1)	0	D
Option to Purchase Special Common Stock	$9.5625	11/18/02		D			1,092	Immediately	7/06/2003	Class A Special Common Stock	1,092	(1)	0	D
Option to Purchase Special Common Stock	$7.5000	11/18/02		D			13,332	1/13/2004	1/13/2005	Class A Special Common Stock	13,332	(1)	0	D
Option to Purchase Special Common Stock	$7.5000	11/18/02		D			386,668	(5)	7/13/2005	Class A Special Common Stock	386,668	(1)	0	D
Option to Purchase Special Common Stock	$9.1875	11/18/02		D			42,000	Immediately	2/05/2007	Class A Special Common Stock	42,000	(1)	0	D
Option to Purchase Special Common Stock	$14.9375	11/18/02		D			42,000	(6)	1/09/2008	Class A Special Common Stock	42,000	(1)	0	D
Option to Purchase Special Common Stock	$16.9375	11/18/02		D			138,504	Immediately	6/16/2008	Class A Special Common Stock	138,504	(1)	0	I	By GRAT
Option to Purchase Special Common Stock	$16.9375	11/18/02		D			60,000	6/16/2003	6/16/2008	Class A Special Common Stock	60,000	(1)	0	D
Option to Purchase Special Common Stock	$16.9375	11/18/02		D			17,712	(7)	6/16/2008	Class A Special Common Stock	17,712	(1)	0	D
Option to Purchase Special Common Stock	$16.9375	11/18/02		D			120,000	Immediately	6/16/2008	Class A Special Common Stock	120,000	(1)	0	I	By GRAT
Option to Purchase Special Common Stock	$16.9375	11/18/02		D			162,288	(8)	6/16/2008	Class A Special Common Stock	162,288	(1)	0	D
Option to Purchase Special Common Stock	$32.8437	11/18/02		D			32,250	Immediately	5/03/2009	Class A Special Common Stock	32,250	(1)	0	I	By GRAT
Option to Purchase Special Common Stock	$32.8437	11/18/02		D			21,500	(9)	5/03/2009	Class A Special Common Stock	21,500	(1)	0	D
Option to Purchase Special Common Stock	$32.8437	11/18/02		D			3,044	5/03/2008	5/03/2009	Class A Special Common Stock	3,044	(1)	0	D
Option to Purchase Special Common Stock	$32.8437	11/18/02		D			13, 875	Immediately	5/03/2009	Class A Special Common Stock	13, 875	(1)	0	I	By GRAT
Option to Purchase Special Common Stock	$32.8437	11/18/02		D			29,331	(10)	5/03/2009	Class A Special Common Stock	29,331	(1)	0	D
Option to Purchase Special Common Stock	$37.5625	11/18/02		D			2,662	6/02/2009	6/02/2010	Class A Special Common Stock	2,662	(1)	0	D
Option to Purchase Special Common Stock	$37.5625	11/18/02		D			160,000	Immediately	6/02/2010	Class A Special Common Stock	160,000	(1)	0	I	By GRAT
Option to Purchase Special Common Stock	$37.5625	11/18/02		D			637,338	(11)	6/02/2010	Class A Special Common Stock	637,338	(1)	0	D
Option to Purchase Special Common Stock	$36.9700	11/18/02		D			5,408	(12)	7/30/2011	Class A Special Common Stock	5,408	(1)	0	D
Option to Purchase Special Common Stock	$36.9700	11/18/02		D			244,592	(13)	7/30/2011	Class A Special Common Stock	244,592	(1)	0	D
Option to Purchase Special Common Stock	$35.4900	11/18/02		D			300,000	(14)	1/24/2012	Class A Special Common Stock	300,000	(1)	0	D
Option to Purchase Special Common Stock	$23.8400	11/18/02		D			115,806	(15)	10/28/2012	Class A Special Common Stock	115,806	(1)	0	D
Option to Purchase Special Common Stock	$23.8400	11/18/02		D			4,194	4/28/2012	10/28/2012	Class A Special Common Stock	4,194	(1)	0	D

Explanation of Responses:

(1)	Pursuant to the merger agreement among the Issuer, AT&T Comcast Corporation (to be named Comcast Corporation, "Parent") and others, the Issuer will become a wholly-owned subsidiary of Parent (the "Merger") and will cease to have registered securities. See the Form 4 to be filed by the Reporting Person with respect to securities of Parent acquired by such Reporting Person as a result of the Merger.
(2)	1,652 shares are immediately exercisable and 9,448 shares are exercisable on 1/10/2003.
(3)	28,760 shares are immediately exercisable; 5,552 shares are exercisable on 1/10/2003; and 15,000 shares are exercisable on 7/10/2003.
(4)	21,704 shares are immediately exercisable; 4,190 shares are exercisable on 1/10/2003; and 11,320 shares are exercisable on 7/10/2003.
(5)	160,000 shares are immediately exercisable; 80,000 shares are exercisable on 1/13/2003; 66,668 shares are exercisable on 1/13/2004; and 80,000 shares are exercisable on 7/13/2004.
(6)	21,000 shares are immediately exercisable and 21,000 shares are exercisable on 1/09/2003.
(7)	5,904 shares are exercisable on each of 6/16/2005, 6/16/2006 and 6/16/2007.
(8)	30,000 shares are exercisable on each of 6/16/2003 and 6/16/2004; 72,288 shares are exercisable on 6/16/2007; and 30,000 shares are exercisable on 12/16/2007.
(9)	10,750 shares are exercisable on each of 5/03/2003 and 5/03/2004.
(10)	4,625 shares are exercisable on each of 5/03/2003, 5/03/2004, 5/03/2005, 5/03/2006 and 5/03/2007; 1,581 shares are exercisable on 5/03/2008; and 4,625 shares are exercisable on 11/03/2008.
(11)	80,000 shares are exercisable on each of 6/02/2003, 6/02/2004, 6/02/2005, 6/02/2006, 6/02/2007 and 6/02/2008; 77,338 shares are exercisable on 6/02/2009; and 80,000 shares are exercisable on 12/02/2009.
(12)	2,704 shares are exercisable on each of 7/30/2010 and 1/30/2011.
(13)	76,000 shares are exercisable on 7/30/2003; 38,000 shares are exercisable on each of 7/30/2004, 7/30/2005 and 7/30/2006; 12,000 shares are exercisable on each of 7/30/2007, 7/30/2008 and 7/30/2009; and 9,296 shares are exercisable on each of 7/30/2010 and 7/30/2011.
(14)	92,500 shares are exercisable on 1/24/2004; 46,250 shares are exercisable on each of 1/24/2005, 1/24/2006 and 1/24/2007; and 13,750 shares are exercisable on each of 1/24/2008, 1/24/2009, 1/24/2010, 1/24/2011 and 7/24/2011.
(15)	38,500 shares are exercisable on 10/28/2004; 19,250 shares are exercisable on each of 10/28/2005, 10/28/2006 and 10/28/2007; 4,750 shares are exercisable on each of 10/28/2008, 10/28/2009, 10/28/2010 and 10/28/2011; and 556 shares are exercisable on 4/28/2012.

/s/ Lawrence S. Smith	November 18, 2002

** Signature of Reporting Person	Date
Lawrence S. Smith

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.